DIVESTMENT, INFRAESTRUCTURE, INDIA Ferrovial sells 5% stake in IRB Infrastructure Developers for 214 million euro Amsterdam, 11/06/2024.- Ferrovial, one of the world's leading infrastructure companies, has sold, through its subsidiary Cintra, a 5% stake in Indian company IRB Infrastructure Developers (IRB) for 214 million euros (assuming a EUR/INR exchange rate of 89.72). The sale was carried out in the form of a block deal or placement of 301.9 million shares with institutional investors on the National Stock Exchange (NBE) and the Bombay Stock Exchange (BSE). The shares in IRB were sold at an average price of 63.60 rupees. The estimated pre-tax capital gain from this transaction is 130 million euro. The transaction will enhance the liquidity of IRB Infrastructure Developers shares. Ferrovial will continue to be the second-largest shareholder, with a 19.9% stake. It will maintain the same representation on the Board of Directors. The operation follows the recent announcement of the acquisition of 24% in IRB Infrastructure Trust and complements Ferrovial's strategy in India, a market with great long term growth perspectives. About Ferrovial Ferrovial is a leading global infrastructure company. It operates in more than 15 countries and has a workforce of over 24,000 professionals worldwide. Ferrovial is triple listed on Euronext Amsterdam, Nasdaq and the Spanish stock exchanges, and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Ana García +34 676 14 18 25 ana.garcia@ferrovial.com